RESIGNATION LETTER

March __, 2015

Board of Directors
TetriDyn Solutions, Inc.

Dear Ms. Hempstead and Gentlemen:

I hereby resign from all positions as a director of TetriDyn Solutions, Inc. (the “Corporation”), upon acceptance by the board of directors.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operations, policies, or practices.

Sincerely, /s/ O J Hendrickson Orville J. Hendrickson